

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

August 8, 2018

Jeff Bodner
Chief Executive Officer
Apex Resources, Inc.
150 S. Los Robles Ave, Ste. 650
Pasadena, CA 91101

      **Re: Apex Resources, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2017
          Filed August 14, 2017
          File No. 333-207109**

          **Form 10-Q for the Fiscal Period Ended March 31, 2018
          Filed July 3, 2018
          File No. 333-207109**

          **Form 8-K Filed March 29, 2018
          File No. 333-207109**

Dear Mr. Bodner:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Mara L. Ransom

                      Mara L. Ransom
                      Assistant Director
                      Office of Consumer Products